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08029677

S MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSSC Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 W. Big Beaver Road, Suite 2000
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Kraft 248-244-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donna M. Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSSC Brokerage Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial & Operations Principal Controller
Title

Notary Public

JENNIFER L. LaROSE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Dec. 22, 2010
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET	2
STATEMENT OF STOCKHOLDER'S EQUITY	3
STATEMENT OF INCOME	4
STATEMENT OF CASH FLOWS	5-6
NOTES TO FINANCIAL STATEMENTS	7-8
SUPPORTING SCHEDULES:	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	9-10
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3	11

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

We have audited the accompanying balance sheet of CSSC Brokerage Services, Inc. (a wholly owned subsidiary of Consulting Services Support Corporation) as of December 31, 2007 and the related statement of stockholder's equity, income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSSC Brokerage Services, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 23, 2008

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)
BALANCE SHEET
December 31, 2007

ASSETS

Cash and cash equivalents	$ 312,933
Accounts receivable:	
Brokers, dealers and clearing organization	26,231
Licensed affiliates	2,970
Deposit – clearing organization	25,000
Prepaid expenses	13,499
	$ 380,633

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable:	
Commissions due licensed affiliates	$ 81,695
Amount due Parent Company (Note 3)	104,214
Single Business tax payable	6,000
Total liabilities	191,909
Stockholder's equity:	
Common stock, no par value:	
60,000 shares authorized, issued and outstanding	176,000
Retained earnings	12,724
Net stockholder's equity	188,724
	$ 380,633

See accompanying notes.

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)
STATEMENT OF STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2007

	Common Stock	Retained Earnings	Net Stockholder's Equity
Balance, December 31, 2006	$ 166,000	$ (18,583)	$ 147,417
Additional capital contributed by Parent Company	10,000	-	10,000
Net income for the year ended December 31, 2007	-	326,307	326,307
Dividends paid to Parent Company	-	(295,000)	(295,000)
Balance, December 31, 2007	$ 176,000	$ 12,724	$ 188,724

See accompanying notes.

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)
STATEMENT OF INCOME
For The Year Ended December 31, 2007

	Amount
Income:	
Commissions and fees	$2,568,385
Interest	11,956
Total income	2,580,341
Commissions and clearing charges:	
Commissions paid licensed affiliates	1,048,492
Trading and clearing charges	164,438
Total commissions and clearing charges	1,212,930
Gross profit from operations	1,367,411
Selling, general and administrative expenses	1,035,104
Income before provision for taxes	332,307
Provision for taxes:	
Federal income tax (Note 1)	-
Michigan Single Business tax	6,000
Total provision for taxes	6,000
Net income	$ 326,307

See accompanying notes.

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2007

	Amount
Increase in cash and cash equivalents:	
Cash flows from operating activities:	
Fees and commissions received	$ 2,542,154
Interest received	11,956
Commissions paid	(969,767)
Trading and clearing charges	(164,438)
Other selling, general and administrative expenses paid	(941,149)
Deposit, clearing organization	(25,000)
Net cash provided by operating activities	453,756
Cash flows from financing activities:	
Capital contribution by Parent Company	10,000
Dividends paid to Parent Company	(295,000)
Net cash (used) by financing activities	(285,000)
Net increase in cash and cash equivalents	168,756
Cash and cash equivalents at beginning of year	144,177
Cash and cash equivalents at end of year	$ 312,933

See accompanying notes.

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2007
(Continued)

	Amount
Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 326,307
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(29,201)
Prepaid expenses	(10,259)
Deposit clearing organization	(25,000)
Increase (decrease) in:	
Accounts payable	81,695
Amount due Parent Company	104,214
Michigan Single Business tax payable	6,000
Total adjustments	127,449
Net cash provided by operating activities	$ 453,756

See accompanying notes.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

CSSC Brokerage Services, Inc., (the "Company") was incorporated on February 28, 2001, under the laws of the State of Michigan and is a wholly owned subsidiary of Consulting Services Support Corporation (the "Parent"). The Company is a securities broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities. The Company is registered with the U.S. Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company commenced operating activities in 2007.

Cash and Cash Equivalents

Cash and cash equivalents includes commercial checking and savings accounts and all highly-liquid debt instruments with original maturities of three months or less when purchased.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Tax

The Company is included in the consolidated Federal income tax return filed by the Parent. Based on an income tax sharing agreement with the Parent, Federal income taxes of the Company in the amount of approximately $111,000 for the year ended December 31, 2007 were offset by available consolidated net operating loss carryforwards from prior years.

Note 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2007, the Company's net capital was $172,255 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.11 to 1.

Note 3 – TRANSACTIONS WITH PARENT COMPANY

The Company and its Parent operate under a Facilities and Administrative Agreement whereby, the Parent provides employees and administrative services including but not limited to expenses such as personnel, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business. The charges for these services is a monthly fee equal to the allocated expenses as defined. For the year ended December 31, 2007 the total expenses allocated to the Company amounted to $957,728 and is included in Selling, General and Administrative Expenses in the accompanying Statement of Income. The Company is solely responsible for all ordinary and necessary business expenses relating to conducting its business as a broker dealer.

At December 31, 2007, allocated expenses for December 2007, in the amount of $104,214 were due the Parent and was paid subsequent to December 31, 2007.

SUPPORTING SCHEDULES

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

1. Total ownership equity	$188,724
2. Deduct ownership equity not allowable for net capital	-
3. Total ownership equity qualified for net capital	188,724
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	188,724
6. Deduction and/or charges:	
A. Total non-allowable assets from Statement of Financial Condition	16,469
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	172,255
9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
10. Net capital	172,255
13. Net capital requirement	50,000
14. Excess net capital	$ 122,255

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from balance sheet	$191,909
19. Total aggregate indebtedness	$191,909
20. Percentage of aggregate indebtedness to net capital	111.41%

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by CSSC Brokerage Services, Inc. and included in the Company's amended unaudited Part IIA, FOCUS Report filing as of the same date.

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2007

CSSC Brokerage Services, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

CRD # 141630

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

Board of Directors and Stockholder
CSSC Brokerage Services, Inc.
Troy, Michigan

In planning and performing our audit of the financial statements of CSSC Brokerage Services, Inc. (a wholly owned subsidiary of Consulting Services Support Corporation) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management on February 23, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller, Ellin & Co. P.C.

February 23, 2008

END